Exhibit 99.2
Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended

		March 31	March 31
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007

Revenue
Premium income:
Annuities		$817	$984
Life insurance		1,388	1,512
Health insurance		980	817

		3,185	3,313

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(1,172)	(102)
Losses from derivative investments		(470)	(99)
Net gains on available-for-sale assets		28	31
Other net investment income		1,610	1,611

		(4)	1,441

Fee income		705	830

		3,886	5,584

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,269	1,483
Annuity payments		339	355
Death and disability benefits		681	671
Health benefits		718	610
Policyholder dividends and interest on claims and deposits		279	318

		3,286	3,437
Net transfers to segregated funds		112	266
Decrease in actuarial liabilities (Note 9)		(1,540)	(192)
Commissions		375	462
Operating expenses		752	840
Premium taxes		52	62
Interest expense		98	84

		3,135	4,959

Income before income taxes and non-controlling interests		751	625
Income taxes expense		190	102
Non-controlling interests in net income of subsidiaries		9	8

Total net income		552	515
Less: Participating policyholders’ net income		1	2

Shareholders’ net income		551	513
Less: Preferred shareholder dividends		18	16

Common shareholders’ net income		$533	$497

Average exchange rates:
	U.S. dollars	1.00	1.17
	U.K. pounds	1.99	2.29
Earnings per share (Note 4)
Basic		$0.95	$0.87
Diluted		$0.93	$0.86
Weighted average shares outstanding in millions (Note 4)
Basic		564	572
Diluted		566	575
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     11

Interim consolidated financial statements
Consolidated balance sheets

			As at

		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$50,348	$50,608	$56,060
Bonds — available-for-sale		9,949	9,148	10,413
Mortgages and corporate loans		21,181	20,742	20,898
Stocks — held-for-trading		4,262	4,438	4,621
Stocks — available-for-sale		729	788	785
Real estate		4,412	4,303	3,992
Cash, cash equivalents and short-term securities		5,273	5,500	6,970
Derivative assets		1,825	1,947	1,350
Policy loans and other invested assets		4,421	4,349	4,432
Other invested assets — held-for-trading		451	440	405
Other invested assets — available-for-sale		711	757	794

Invested assets		103,562	103,020	110,720
Goodwill		6,098	6,018	5,964
Intangible assets		797	775	722
Other assets		4,792	4,478	4,791

Total general fund assets		$115,249	$114,291	$122,197

Segregated funds net assets		$72,071	$73,205	$72,951

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$79,428	$79,830	$87,609
Amounts on deposit		3,749	3,747	3,775
Deferred net realized gains		272	276	247
Senior debentures		3,014	3,014	3,738
Derivative liabilities		1,141	638	385
Other liabilities		7,899	7,675	6,847

Total general fund liabilities		95,503	95,180	102,601
Subordinated debt (Note 6)		2,199	1,796	1,454
Non-controlling interests in subsidiaries		46	98	62
Total equity		17,501	17,217	18,080

Total general fund liabilities and equity		$115,249	$114,291	$122,197

Segregated funds contract liabilities		$72,071	$73,205	$72,951

Exchange rate at balance sheet date:
	U.S. dollars	1.03	1.00	1.15
	U.K. pounds	2.03	1.98	2.27
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
12      Sun Life Financial Inc. | First Quarter 2008

Interim consolidated financial statements
Consolidated statements of equity

For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(6)

Balance, end of period	—	1,495	1,495	1,494

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	2	2	37
Common shares purchased for cancellation (Note 6)	—	(30)	(30)	(27)

Balance, end of period	—	7,005	7,005	7,092

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	38	38	5
Stock options exercised	—	—	—	(6)

Balance, end of period	—	100	100	71

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	1	551	552	515
Dividends on common shares	—	(203)	(203)	(183)
Dividends on preferred shares	—	(18)	(18)	(16)
Common shares purchased for cancellation (Note 6)	—	(80)	(80)	(81)

Balance, end of period	110	11,532	11,642	10,544

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	1	22	23	(143)

Balance, end of period	(13)	(2,728)	(2,741)	(1,121)

Total retained earnings and accumulated other comprehensive income	97	8,804	8,901	9,423

Total equity	$97	$17,404	$17,501	$18,080

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(245)	$(245)	$303
Unrealized foreign currency translation losses, net of hedging activities	(13)	(2,543)	(2,556)	(1,429)
Unrealized gains on derivatives designated as cash flow hedges	—	60	60	5

Balance, end of period	$(13)	$(2,728)	$(2,741)	$(1,121)

Consolidated statements of comprehensive income

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Total net income	$552	$515
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	337	(114)
Unrealized foreign currency gains (losses), net investment hedges	(70)	11
Unrealized losses on available-for-sale assets	(244)	(27)
Reclassifications to net income for available-for-sale assets	(28)	(18)
Unrealized gains on cash flow hedging instruments	23	9
Reclassifications to net income for cash flow hedges	5	(4)

Total other comprehensive income (loss)	23	(143)

Total comprehensive income	575	372

Less: Participating policyholders’ net income	1	2
Participating policyholders’ foreign currency translation gains, excluding hedges	1	—

Shareholders’ comprehensive income	$573	$370

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     13

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$552	$515
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(1,548)	(118)
Unrealized losses on held-for-trading assets and derivatives	1,645	274
Amortization of deferred gains and unrealized gains on real estate investments	(30)	(27)
Accrued expenses and taxes	(536)	(285)
Investment income due and accrued	(29)	(54)
Other items not affecting cash	174	(153)
Realized gains on held-for-trading and available-for-sale assets	(30)	(96)
New mutual fund business acquisition costs capitalized	(10)	(19)
Redemption fees of mutual funds	5	7

Net cash provided by operating activities	193	44

Cash flows provided by (used in) financing activities
Borrowed funds	(15)	3
Issuance of subordinated debt (Note 6)	398	—
Issuance of senior debentures	—	250
Issuance of preferred shares	—	250
Payments to underwriters	—	(9)
Issuance of common shares on exercise of stock options	2	31
Common shares purchased for cancellation (Note 6)	(110)	(108)
Dividends paid on common shares	(203)	(183)
Dividends paid on preferred shares	(18)	(16)

Net cash provided by financing activities	54	218

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	6,550	6,616
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,182)	(6,179)
Policy loans	(21)	(12)
Short-term securities	(101)	(243)
Other investments	152	12

Net cash provided by (used in) investing activities	(602)	194

Changes due to fluctuations in exchange rates	9	22

Increase (decrease) in cash and cash equivalents	(346)	478
Cash and cash equivalents, beginning of period	3,603	4,936

Cash and cash equivalents, end of period	3,257	5,414
Short-term securities, end of period	2,016	1,556

Cash, cash equivalents and short-term securities, end of period	$5,273	$6,970

Supplementary information
Cash and cash equivalents:
Cash	$291	$571
Cash equivalents	2,966	4,843

	$3,257	$5,414

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$34	$11

Income taxes, net of refunds	$143	$233

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | First Quarter 2008

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,512	$2,529
Life insurance	288	836

	2,800	3,365
Net transfers from general funds	112	266
Net realized and unrealized gains (losses)	(3,189)	1,159
Other investment income	356	313

	79	5,103

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,015	2,328
Management fees	209	212
Taxes and other expenses	31	47
Effect of changes in currency exchange rates	(1,042)	354

	1,213	2,941

Net additions (deductions) to segregated funds for the period	(1,134)	2,162
Segregated funds net assets, beginning of period	73,205	70,789

Segregated funds net assets, end of period	$72,071	$72,951

Consolidated statements of segregated funds net assets

		As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$55,184	$58,185	$58,180
Stocks	8,190	7,376	8,160
Bonds	8,155	7,868	6,467
Cash, cash equivalents and short-term securities	973	863	683
Real estate	228	202	271
Mortgages	43	38	46
Other assets	866	906	885

	73,639	75,438	74,692

Liabilities	1,568	2,233	1,741

Net assets attributable to segregated funds policyholders	$72,071	$73,205	$72,951

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     15

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.) together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements. In adopting Section 3862, as permitted, the Company has chosen to apply the disclosure requirements in Section 3861 to its insurance contracts.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company is currently evaluating the impact that the adoption of this new Section will have on its consolidated financial statements.
3. Disposal
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31	March 31
	2008	2007

Common shareholders’ net income	$533	$497
Less: Effect of stock options of subsidiaries(1)	4	5

Common shareholders’ net income on a diluted basis	$529	$492

Weighted average number of shares outstanding for basic earnings per share (in millions)	564	572
Add: Adjustments relating to the dilutive impact of stock options(2)	2	3

Weighted average number of shares outstanding on a diluted basis (in millions)	566	575

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
16     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2008, consists of interest of $37 ($38 in 2007) and fee income of $14 ($20 in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31,2008
Revenue	$2,320	$1,060	$362	$119	$76	$(51)	$3,886
Total net income	$247	$114	$59	$13	$119	$—	$552

March 31,2007
Revenue	$2,374	$2,197	$447	$215	$409	$(58)	$5,584
Total net income	$252	$98	$72	$38	$55	$—	$515

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2008
General fund assets	$56,284	$39,785	$875	$5,527	$14,039	$(1,261)	$115,249
Segregated funds net assets	$36,480	$27,348	$—	$1,884	$6,359	$—	$72,071

December 31, 2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

March 31,2007
General fund assets	$55,529	$44,735	$894	$5,942	$16,909	$(1,812)	$122,197
Segregated funds net assets	$35,011	$28,407	$—	$1,354	$8,179	$—	$72,951

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy. This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
Sun Life Financial Inc. | sunlife.com     17

Condensed notes to the interim consolidated financial statements (unaudited)
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at March 31, 2008, December 31, 2007 and March 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at March 31, 2008, December 31, 2007, and March 31, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at March 31, 2008, December 31, 2007 and March 31, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at March 31, 2008, December 31, 2007 and March 31, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	March 31	December 31	March 31
	2008	2007	2007

Equity:
Participating policyholders’ equity	$97	$95	$100
Preferred shareholders’ equity	1,495	1,495	1,494
Common shareholders’ equity	15,909	15,627	16,486

Total equity	17,501	17,217	18,080

Other capital securities:
Subordinated debt	2,199	1,796	1,454
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150
Partnership Capital Securities(2)	—	—	692

Total other capital securities	3,349	2,946	3,296

Total capital	$20,850	$20,163	$21,376

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.

(2)	The Partnership Capital Securities were redeemed in May 2007.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX) up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first quarter of 2008, SLF Inc. purchased under these plans approximately 2 million of its common shares at an average price of $45.71 per share for a total amount of $110.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds will be used for general corporate purposes, including investments in subsidiaries.
18     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a credit of $5 to income as hedge ineffectiveness for fair value hedges in other net investment income for the three months ended March 31, 2008 ($5 for the three months ended March 31, 2007).
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated Other Comprehensive Income related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment of $(1) for cash flow hedges is recorded as a charge to other net investment income for the three months ended March 31, 2008 ($(1) for the three months ended March 31, 2007). The amount to be reclassified from accumulated OCI to net income within the next 12 months is expected to be nil.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

For the three months ended
	March 31	March 31
	2008	2007

Bonds	$(860)	$(185)
Stocks	(286)	64
Other invested assets	(27)	19
Cash equivalents and short-term securities	1	—

Total changes in fair value of held-for-trading assets	$(1,172)	$(102)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2008		December 31, 2007		March 31, 2007
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$5,756	$522	$4,895	$273	$4,521	$63
Available-for-sale stocks(1)	373	72	238	34	67	5
Available-for-sale other invested assets(2)	159	13	108	12	119	20

Total temporarily impaired financial assets	$6,288	$607	$5,241	$319	$4,707	$88

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $16 as at March 31, 2008 ($13 and $nil as at December 31, 2007 and March 31, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $172 as at March 31, 2008 ($120 and $139 as at December 31, 2007 and March 31, 2007, respectively).
For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
In the first quarter of 2008, the Company wrote down $7 of impaired available-for-sale bonds and stocks recorded at fair value ($1 in the first quarter of 2007). These assets were written down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in net gains on available-for-sale assets in the interim consolidated statements of operations.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual financial statements.
The contractual maturities of the Company’s significant financial liabilities as at March 31, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	Within	1 year to	3 years to	Over 5	No fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,749	$3,749
Senior debentures and unsecured financing(2)	206	411	1,590	4,167	—	6,374
Subordinated debt(2)	122	267	1,042	2,274	—	3,705
Bond repurchase agreements	2,228	—	—	—	—	2,228
Accounts payable and accrued expenses	3,138	—	—	—	—	3,138
Contractual commitments(3)	959	396	37	276	—	1,668

Total liabilities	$6,653	$1,074	$2,669	$6,717	$3,749	$20,862

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are included in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at March 31, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9 of the 2007 annual consolidated financial statements.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at March 31, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $408. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $426.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9 of the 2007 annual consolidated financial statements.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at March 31, 2008, would result in an estimated after-tax increase in OCI of $47. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $47.
20     Sun Life Financial Inc. | First Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three months ended March 31, 2008, and March 31, 2007, are as follows:

For the three months ended
	March 31	March 31
	2008	2007

Actuarial liabilities, January 1	$77,936	$86,415
Change in liabilities on in-force business	(2,142)	(1,166)
Liabilities arising from new policies	602	974

Decrease in actuarial liabilities	(1,540)	(192)

Actuarial liabilities before the following:	76,396	86,223
Effect of changes in currency exchange rates	1,112	(430)

Actuarial liabilities, March 31	77,508	85,793
Add: Other policy liabilities	1,920	1,816

Actuarial liabilities and other policy liabilities, March 31	$79,428	$87,609

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three months ended March 31, 2008 and March 31, 2007:

For the three months ended
	March 31	March 31
	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$7	$5
Unrealized gains and losses on available-for-sale assets	54	8
Reclassifications to net income for available-for-sale assets	6	10
Unrealized gains and losses on cash flow hedging instruments	33	3
Reclassifications to net income for cash flow hedges	(2)	2

Total income taxes benefit included in OCI	$98	$28

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three months ended March 31, 2008 and March 31, 2007:

For the three months ended
	March 31	March 31
	2008	2007

Pension benefit cost	$10	$9
Other post-retirement benefit income	$(2)	$(7)

12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from Cl Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three months ended March 31, 2008 of $37 ($41 in 2007) are included in fee income in the interim consolidated statements of operations.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s discussion & analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
In the fourth quarter of 2007, SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

March 31,2008
Revenue	$105	$3,232	$750	$(201)	$3,886
Shareholders’ net income	$551	$362	$144	$(506)	$551

March 31,2007
Revenue	$61	$3,995	$1,719	$(191)	$5,584
Shareholders’ net income	$513	$390	$141	$(531)	$513

Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

March 31, 2008
Invested assets	$20,726	$78,741	$23,331	$(19,236)	$103,562
Total other assets	$6,112	$10,114	$11,013	$(15,552)	$11,687
Actuarial and other policy liabilities	$—	$64,745	$14,556	$127	$79,428
Total other liabilities	$9,434	$14,181	$13,552	$(18,847)	$18,320

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

March 31, 2007
Invested assets	$21,490	$80,834	$28,124	$(19,728)	$110,720
Total other assets	$3,301	$10,780	$9,507	$(12,111)	$11,477
Actuarial and other policy liabilities	$—	$67,685	$19,741	$183	$87,609
Total other liabilities	$6,792	$13,490	$11,542	$(15,316)	$16,508

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $375, which is the carrying amount of these assets.
22     Sun Life Financial Inc. | First Quarter 2008